Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2017 (the “AGM”) of CNOOC Limited (the “Company”) dated 12 April 2018 (the “AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the “Board”) resolved to propose at the AGM the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 27 April 2018, the Company announced that Mr. Wang Dongjin has been appointed as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018 and Mr. Wu Guangqi has resigned as a Non-executive Director and a member of the Remuneration Committee of the Company on 27 April 2018. Pursuant to Articles 97 and 101 of the Articles of Association of the Company, Mr. Yuan Guangyu and Mr. Wang Dongjin will be eligilble for re-election at the AGM respectively. Both Mr. Yuan and Mr. Wang have been recommended by the Board and have offered themselves for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held on 31 May 2018, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. In addition to the resolutions contained in the AGM Notice, the following ordinary resolutions will be considered, and if thought fit, approved by the shareholders at the AGM:

ORDINARY RESOLUTIONS

“A3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company:

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as

Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. Since July 2016, Mr. Yuan was appointed as the Vice President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. From 15 June 2016 to 5 May 2017, he was appointed as the Chairman of CNOOC International Limited. From 15 June 2016 to 18 April 2017, Mr. Yuan served as President of the Company and Mr. Yuan was appointed as an Executive Director of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Yuan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Under the Company’s share option schemes, until the date of the AGM, Mr. Yuan holds 3,756,000 share options of the Company. Save as disclosed herein, Mr. Yuan does not have any interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

A4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from 18 April 2017.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Under the Company’s share option schemes, until the date of the AGM, Mr. Yang holds 4,835,000 share options of the Company. Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the

Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

A5.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company:

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company with effect from 27 April 2018.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

A6.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the Stock Exchange Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the Stock Exchange Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors” dated 12 April 2018, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

A7.	To authorise the Board to fix the remuneration of each of the Directors.

A8.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.”

Save as disclosed above, all resolutions and the notes contained in the AGM Notice will remain to have full force and effect.

By Order of the Board
CNOOC Limited
Li Jiewen
Joint Company Secretary

Hong Kong, 3 May 2018

Registered office:

65th Floor,

Bank of China Tower, 1 Garden Road,

Hong Kong.

Notes:

1.	Since the form of proxy sent together with the AGM Notice does not contain the proposed resolutions for the proposed re-elections of Mr. Yuan Guangyu and Mr. Wang Dongjin as set out in this supplemental notice, a revised proxy form (the “Revised Proxy Form”) has been prepared and will be enclosed and despatched together with this supplemental notice.

2.	Please refer to the Supplemental Circular for special arrangements about the completion and submission of the Revised Proxy Form.

3.	Please refer to the AGM Notice for details of the other ordinary resolutions to be put forward at the AGM, qualification for attending the AGM, closure of the register of members of the Company and other relevant matters.

4.	With respect to resolutions numbered A3 to A6, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2017 AGM and anticipates providing similar such notices for each successive year.

As at the date of this notice, the board of directors of the Company comprises:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu	Chiu Sung Hong
Xu Keqiang	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Non-executive Directors

Yang Hua (Chairman)

Liu Jian (Vice Chairman)

Wang Dongjin